EXHIBIT 99.1

InflaRx Continues U.S. Expansion with Addition of New York City Corporate Office and Addition of Management

•	Jason Marks appointed Chief Legal Officer / General Counsel

•	Jordan Silverstein appointed Head of Corporate Strategy / Development

JENA, Germany and NEW YORK, Jan. 03, 2019 – InflaRx N.V. (Nasdaq:IFRX), a biopharmaceutical company developing innovative therapeutics to treat life-threatening inflammatory diseases by targeting the complement system, a key component of the innate immune system, today announced the opening of the company’s second U.S. based location and the addition of new management members. The new corporate office follows the opening of the company’s R&D facility in Ann Arbor, MI in June 2018. The new facility will be part of InflaRx Pharmaceuticals Inc., a wholly owned subsidiary of the InflaRx N.V. group.

Jason Marks (formerly of Bausch Health) newly joins the InflaRx C-suite as Chief Legal Officer/General Counsel. Recently, Jordan Silverstein (formerly of Advanced Accelerator Applications) joined InflaRx as Head of Corporate Strategy/Development. Both will be based in the New York City office.

“Continuing to grow our U.S. footprint marks a significant step in the evolution of InflaRx,” said Prof. Niels Riedemann, MD, Chief Executive Officer of InflaRx. “With our phase IIb data for IFX-1 in hidradenitis suppurativa on track for the first half of this year, the ANCA-associated vasculitis trial continuing enrollment, and our focus on pipeline expansion – it is now critical for us to add a strong corporate presence into the U.S. We are very pleased that we were able to attract a team with a track record of industry success to anchor this new facility, while strategically placing us in an area critical to our progress as a U.S. Nasdaq listed company.”

About IFX-1:

IFX-1 is a first-in-class monoclonal anti-complement factor C5a antibody which completely blocks biological activity in and demonstrates high selectivity towards its target, C5a in human blood. Thus, IFX-1 leaves the formation of the membrane attack complex (C5b-9) intact as an important defense mechanism, which is not the case for molecules blocking the cleavage of C5. IFX-1 has been demonstrated to control the inflammatory response driven tissue and organ damage by specifically blocking C5a as a key “amplifier” of this response in pre-clinical studies. IFX-1 is the first monoclonal anti-C5a antibody introduced into clinical development and has, to date, successfully completed three clinical phase II studies. To date, more than 150 people have been treated with IFX-1, which has been shown to be well tolerated. IFX-1 is currently being developed for various inflammatory indications, including hidradenitis suppurativa and ANCA-associated vasculitis.

About InflaRx N.V.:

InflaRx (Nasdaq:IFRX) is a clinical-stage biopharmaceutical company focused on applying its proprietary anti-C5a technology to discover and develop first-in-class, potent and specific inhibitors of C5a. Complement C5a is a powerful inflammatory mediator involved in the progression of a wide variety of autoimmune and other inflammatory diseases. InflaRx was founded in 2007 and has offices in Jena and Munich, Germany and New York, NY, USA, as well as a research facility in Ann Arbor, Michigan. InflaRx is listed on the Nasdaq Global Select Market in the United States under the trading symbol “IFRX”.

Contacts:

Investor Relations

InflaRx N.V.

Jordan Silverstein

Head of Corporate Development and Strategy

Jordan.silverstein[at]inflarx.de

1-917-837-1709

Media Relations

MC Services AG

Katja Arnold, Andreas Jungfer

inflarx[at]mc-services.eu

+49-89-210 2280

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “estimate,” “predict,” “potential” or “continue” and similar expressions. Forward-looking statements appear in a number of places throughout this release and may include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, our ongoing and planned preclinical development and clinical trials, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates, our intellectual property position, our ability to develop commercial functions, expectations regarding clinical trial data, our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which we operate, the trends that may affect the industry or us and the risks uncertainties and other factors described under the heading “Risk Factors” in InflaRx’ periodic filings with the Securities and Exchange Commission. These statements speak only as of the date of this press release and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.